SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.                             Announcement dated June 5, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated June 10, 2003	By: (Sd.) Fiona Nott
Name: Fiona Nott
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

Cable and Wireless plc disposes of approximately 14% of

PCCW Limited by way of market placement

PCCW has been informed that Cable and Wireless plc and its subsidiaries have disposed of 651,876,921 PCCW Shares, representing approximately 14% of the existing issued share capital of PCCW, by way of market placement at a price of HK$4.78 per share.

Trading in PCCW Shares was suspended at the request of PCCW with effect from 9:30 a.m. on 5 June 2003, pending the issue of this announcement. PCCW has applied to the Stock Exchange for the resumption of trading in PCCW Shares with effect from 9:30 a.m. on 6 June 2003.

PCCW Limited (“PCCW” or “the Company”) has been informed that Cable and Wireless plc and its subsidiaries (“C&W”) have disposed of their entire shareholding in PCCW in a market placement through Citigroup Global Markets Limited (“Citigroup”) at a price of HK$4.78 per share.

The shares formed part of the consideration received by C&W under the terms of the merger of PCCW-HKT Limited (formerly Cable & Wireless HKT Limited) with the Company in August 2000. The placing relates to 651,876,921 PCCW shares of HK$0.25 each (“PCCW Shares”), representing approximately 14% of the existing issued share capital of PCCW.

PCCW has been informed by Citigroup that the placement of the 651,876,921 PCCW Shares was executed today by Citigroup at a price of HK$4.78 per share which represents a 9% discount to the closing price of HK$5.25 on Tuesday, 3 June 2003. The PCCW Shares were placed with institutional and professional investors in Asia, Europe and the United States.

PCCW has not participated in the C&W market placement through the repurchase of any of its shares and confirms that none of the shares were placed with the directors or the chief executive of PCCW or with its substantial shareholder, Pacific Century Regional Developments Limited.

At the request of PCCW, trading in PCCW Shares on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) was suspended with effect from 9:30 a.m. on 5 June 2003, pending the issue of this announcement. An application has been made by PCCW to the Stock Exchange for resumption of trading in PCCW Shares with effect from 9:30 a.m. on 6 June 2003.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, 5 June 2003